[Letterhead of Sutherland Asbill & Brennan LLP]

April 30, 2013

VIA EDGAR

Mary A. Cole

Sheila Stout

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sierra Income Corporation

File No. 333-175624

Dear Messes. Cole and Stout:

On behalf of Sierra Income Corporation (the “Company”), set forth below is the Company’s response to the oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on April 30, 2013, regarding Post-Effective Amendment No. 1 to the Company’s Registration Statement on Form N-2 (File No. 333-175624) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). The Staff’s comment is set forth below in italics and is followed by the Company’s response.

1. We refer to the $125,000 in organization and offering expenses that were reimbursed to SIC Advisors in connection with the sale of shares to SIC Advisors in the amount of $10 million in March 2012. We note that the Expense Support Agreement was not in place at the time of such transaction. We further note that you believe the $125,000 was not subject to the terms of the Expense Support Agreement. We do not agree with this interpretation. Please either (a) have SIC Advisors reimburse the $125,000 to Sierra Income Corporation or (b) provide us with written correspondence indicating that the board of directors and the auditors of the Company are aware of such disagreement and agree with management’s interpretation.

Response: We have discussed this matter with SIC Advisors, and SIC Advisors has indicated that it will reimburse Sierra Income Corporation in the amount of $125,000 for the organization and offering expenses previously reimbursed to SIC Advisors. Such reimbursement will be made immediately.

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Messes. Cole and Stout

April 29, 2013

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176, Harry S. Pangas at (202) 383-0805 or Owen J. Pinkerton at (202) 383-0254.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	Richard T. Allorto, Jr., Chief Financial Officer